UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 7)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                A. Schulman, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    808194104
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 7, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

        This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 6, 2005, as amended by that certain Amendment No. 1 filed on July 1, 2005, that certain Amendment No. 2 filed on August 3, 2005, that certain Amendment No. 3 filed on August 25, 2005, that certain Amendment No. 4 filed on September 8, 2005, that certain Amendment No. 5 filed on September 13, 2005 and that certain Amendment No. 6 filed on September 28, 2005 (together, the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of A. Schulman, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 4.        Purpose of Transaction.
               ----------------------

        The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

        On October 10, 2005, Barington Companies Equity Partners, L.P. ("Barington") delivered to the Secretary of the Company a letter dated October 7, 2005 (the "Nomination Letter") notifying the Company of Barington's intention to nominate three (3) persons for election to the Board of Directors of the Company at the 2005 Annual Meeting of Stockholders of the Company. A copy of the Nomination Letter is attached as Exhibit 99.8 hereto and incorporated herein by reference.

      On October 11, 2005, Barington Capital Group, L.P., an affiliate of Barington, issued a press release announcing Barington's intention to nominate three (3) persons for election to the Board of Directors of the Company at the 2005 Annual Meeting of Stockholders of the Company. A copy of the press release is attached as Exhibit 99.9 hereto and incorporated herein by reference.


Item 7.        Material to be Filed as Exhibits.
               --------------------------------

        Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.           Exhibit Description

99.8 Letter, dated October 7, 2005, from Barington to the Secretary of the Company.

99.9 Press Release issued by Barington Capital Group, L.P., dated October 11, 2005

                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 11, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors, LLC,
                                           its general partner


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ----------------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE
                                       FUND, LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President

                                       BARINGTON COMPANIES ADVISORS, LLC



                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By: LNA Capital Corp., its general
                                           partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO


                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       ADMIRAL ADVISORS, LLC
                                       By: Ramius Capital Group, LLC,
                                           its sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Jeffrey M. Solomon
                                       ----------------------------------------
                                       Jeffrey M. Solomon, individually and as
                                       attorney-in-fact for Peter A. Cohen,
                                       Morgan B. Stark, and Thomas W. Strauss


                                       MILLENCO, L.P.
                                       By: Millennium Management, L.L.C., its
                                           general partner

                                       By: /s/ David Nolan
                                           ------------------------------------
                                       Name: David Nolan
                                       Title: Executive Vice President

                                       MILLENNIUM MANAGEMENT, L.L.C.

                                       By: /s/ David Nolan
                                           ------------------------------------
                                       Name: David Nolan
                                       Title: Executive Vice President

                                       /s/ Israel A. Englander by Simon M. Lorne
                                       pursuant to Power of Attorney previously
                                       filed with the SEC
                                       ----------------------------------------
                                       Israel A. Englander


                                       RJG CAPITAL PARTNERS, L.P.

                                       By: RJG Capital Management, LLC, its
                                           general partner

                                       By: /s/ Ronald J. Gross
                                           ------------------------------------
                                       Name: Ronald J. Gross
                                       Title: Managing Member

                                       RJG CAPITAL MANAGEMENT, LLC


                                       By: /s/ Ronald J. Gross
                                           ------------------------------------
                                       Name: Ronald J. Gross
                                       Title: Managing Member

                                       /s/ Ronald J. Gross
                                       ----------------------------------------
                                       Ronald J. Gross


                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                       L.P.

                                       By: D.B. ZWIRN PARTNERS, LLC,
                                       its general partner

                                       BY: ZWIRN HOLDINGS, LLC,
                                       its managing member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member

                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND
                                      (TE), L.P.

                                       By: D.B. ZWIRN PARTNERS, LLC, its general
                                       partner

                                       BY: ZWIRN HOLDINGS, LLC,
                                       its managing member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member

                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                       LTD.

                                       By: D.B. Zwirn & Co., L.P., its manager

                                       By: DBZ GP, LLC, its general partner

                                       By: Zwirn Holdings, LLC, its managing
                                       member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member


                                       HCM/Z SPECIAL OPPORTUNITIES LLC

                                       By: D.B. Zwirn & Co., L.P., its manager

                                       By: DBZ GP, LLC, its general partner

                                       By: Zwirn Holdings, LLC, its managing
                                           member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member


                                       D.B. ZWIRN & CO., L.P.

                                       By: DBZ GP, LLC, its general partner

                                       By: Zwirn Holdings, LLC, its managing
                                       member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member



                                       DBZ GP, LLC

                                       By: Zwirn Holdings, LLC, its managing
                                       member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member


                                       ZWIRN HOLDINGS, LLC


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member


                                       /s/ Daniel B. Zwirn
                                       ----------------------------------------
                                       Daniel B. Zwirn



                                       /s/ Phillip D. Ashkettle
                                       ----------------------------------------
                                       Phillip D. Ashkettle